                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 7)(1)


                      APPLIED GRAPHICS TECHNOLOGIES, INC.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  037937 208
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                                (CUSIP Number)

  Martin D. Krall, Esq. 450 West 33rd Street, 3rd Floor, New York, NY 10001
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 11, 2003
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 037937 208                   13D      PAGE    2     OF   5     PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Applied Printing Technologies, L.P.          52-1560199
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS*

          N/A
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A
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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,313,933
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                             --
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,313,933
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                       --
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,313,933
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          N/A
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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.36%
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 (14)     TYPE OF REPORTING PERSON*

          PN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

            This Amendment No. 7 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Applied Graphics Technologies, Inc. (the "Company"), 450 West 33rd Street, New York 10001.

Item 2.           Identity and Background.

            The reporting person is Applied Printing Technologies, L.P. ("Applied Printing"), a Delaware limited partnership whose business is commercial printing and whose address is 77 Moonachie Avenue, Moonachie, New Jersey 07074. The general partner of Applied Printing is Applied Printing Technologies, Inc., a New Jersey corporation (the "General Partner") located at the same address, whose principal business is acting as the general partner of Applied Printing. Mortimer B. Zuckerman is the sole stockholder of the General Partner. Mr. Zuckerman is the Chairman of the Board of Directors of Boston Properties, Inc., a publicly held real estate investment trust located at 599 Lexington Avenue, New York, New York 10022. Mr. Zuckerman is also a director of the Company, Chairman of U.S. News & World Report, L.P. and Editor-in-Chief of U.S. News & World Report, Chairman of Daily News, L.P. and Co-Publisher of the New York Daily News.

            The sole director of the General Partner is Mr. Zuckerman. Fred Drasner is President and Chief Executive Officer of the General Partner. Mr. Drasner is also Chairman and Chief Executive Officer of the Company, Chief Executive Officer of Daily News, L.P. Co-Publisher of the New York Daily News, Co-Chairman of U.S. News & World Report, L.P., and co-owner of Pro-Football, Inc. d/b/a The Washington Redskins. Martin D. Krall is Executive Vice President and Secretary of the General Partner. Mr Krall is also the Executive Vice President, Chief Legal Officer, Secretary and a director of the Company and the Executive Vice President, Chief Legal Officer and Secretary of Daily News, L.P., and U.S. News & World Report, L.P. William Welsh is the Chief Operating Officer of the General Partner. The principal occupation of Mr. Welsh is an officer of the General Partner and Applied Printing. Thomas Peck is the Chief Financial Officer of the General Partner. Mr. Peck is also the Vice President and Chief Financial Officer of U.S. News & World Report, L.P. and Daily News, L.P. The business address of Mr. Welsh is 77 Moonachie Avenue, Moonachie, New Jersey 07074; the business address for Messrs. Zuckerman, Drasner, Krall and Peck is 450 West 33rd Street, New York, New York 10001.

            None of Applied Printing, the General Partner or any person referenced in Item 2 above has during the last five years been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D. All of the natural persons named in Item 2 are U.S. citizens.

Item 3.     Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4.     Purpose of Transaction.

            Not applicable.

Item 5.     Interest in Securities of the Issuer.

            (a) and (b)      See cover page.

            (c)              See Item 6.

            (d) and (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            (a) Pursuant to a letter agreement dated July 27, 2001 with Fleet National Bank, as Administrative Agent (the "Agent"), Applied Printing has granted the Agent, on behalf of the lenders party (the "Lenders") to the Amended and Restated Credit Agreement dated as of March 10, 1999, (as amended, the "Credit Agreement") among the Company, the Agent and the Lenders, an irrevocable call option to purchase from Applied Printing 680,067 shares of Company common stock, subject to adjustment. The purchase price of the call option is $ .01 per share. On June 11, 2003, the Agent, on behalf of the Lenders, exercised the call option for 680,067 shares of Company common stock.

            (b) On June 12, 2003, Applied Printing entered into a Tender Agreement (the "Tender Agreement") with KAGT Holdings, Inc. ("Holdings") and KAGT Acquisition Corp. ("Purchaser") pursuant to which Applied Printing has agreed to tender all of the shares of Company common stock held by it (other than the shares issued upon exercise of the call option) in connection with a tender offer (the "Offer") to be made by Purchaser for all of the outstanding shares of Company common stock and has agreed to vote such shares in favor of the Agreement and Plan of Merger dated as of June 12, 2003 among Holdings, Purchaser and the Company (the "Merger Agreement"). The Tender Agreement will terminate upon the earlier of the day after the Offer is terminated or expires or the termination of the Merger Agreement in accordance with the terms thereof.

Item 7.     Materials to File as Exhibits.

            Tender Agreement dated June 12, 2003 between KAGT Holdings, Inc. KAGT Acquisition Corp. and Applied Printing Technologies, L.P.

                                    Signature


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 13, 2003                 APPLIED PRINTING TECHNOLOGIES, L.P.

                              By: Applied Printing Technologies, Inc., its general partner


                                    By: /s/Martin D. Krall
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                                        Name: Martin D. Krall
                                        Title: Executive Vice President